February 19, 2026

Andrew Read
Chief Executive Officer
Tradewinds Universal
501 Mercury Lane
Brea, CA 92821

       Re: Tradewinds Universal
           Registration Statement on Form S-1
           Filed February 13, 2026
           File No. 333-293457
Dear Andrew Read:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:    Mont E Tanner